Exhibit 16.1

March 12, 2021

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Ladies and Gentleman:

We have read View, Inc.’s (formerly known as CF Finance Acquisition Corp. II) statements included under Item 4.01 of its Form 8-K dated March 12, 2021. We agree with the statements concerning our Firm under Item 4.01, in which we were informed of our dismissal on March 12, 2021, following completion of the Company’s quarterly review for the period ended December 31, 2020, which consists only of the accounts of the pre-Business Combination Special Purpose Acquisition Company. We are not in a position to agree or disagree with other statements contained therein.

Very truly yours,

/s/ WithumSmith+Brown, PC

New York, NY